


1702 Macy Drive
Roswell, GA 30076


678-261-8605


adurham@cbautogroupinc.com


www.cbautogroupinc.com

Ann Durham
President

Mrs. Ann Durham graduated Cum Laude with a B.B.A in Accounting from North Georgia College and State University. She started her career as a senior accountant and financial analyst with a national telecom company.

By 2003, Mrs. Durham joined the management team, as the CFO, for Lotus Cars U.S.A., Inc. While at Lotus Cars U.S.A., Inc. she was responsible for all facets of financial planning, accounting practices, and cost controls for the organization. Starting in 2006, Mrs. Durham joined Global Vehicles U.S.A, Inc., the US distribution company for Mahindra. She took the fast track from CFO to President. While at Global Vehicles U.S.A, Inc. Mrs. Durham oversaw setting up the infrastructure of the entire company; which included establishing dealerships nationwide, selecting the marketing company, the company website, and all service and parts. Also, she was responsible for the management staff, and the oversight of over 85 total employees.

After Global Vehicles U.S.A, Inc. was sold in 2012, Mrs. Durham went on to become COO and then CEO of Confirmatrix Laboratory, Inc. In 2018, Mrs. Durham joined CB Auto Group, Inc. as Chief Operations Officer.